FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2016

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY-HELD COMPANY WITH AUTHORIZED CAPITAL

CNPJ/MF nº 47.508.411/0001-56

NIRE 35.300.089.901

EXTRACT OF THE MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 30th, 2016

1.         DATE, TIME AND PLACE: On the 30th day of May of 2016, at 09:00 a.m., at the headquarters of Companhia Brasileira de Distribuição (“Company” or “CBD”), located at Avenida Brigadeiro Luís Antônio, No. 3.142, in the City of São Paulo, State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to paragraphs first and second of article 15 of the Company’s By-Laws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All of the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Diez Gómez, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi dos Santos Pereira e Yves Desjacques.

4.         AGENDA: Analysis and deliberation of the Company’s 2016 Reference Form.

5.         RESOLUTIONS: As the meeting was commenced, the Board of Director’s members examined the item comprised in the Agenda and resolved, unanimously and without reservations, to approve the Company’s 2016 Reference Form (of the fiscal year of 2015), in accordance with the favorable recommendation of the Corporate Governance Committee, as well as to authorize the Company’s Board of Executive Officers to take all the necessary measures for the disclosure of the Reference Form herein approved by remittance to the Comissão de Valores Mobiliários - CVM. The member of the Board of Directors, Mrs. Maria Helena dos Santos Fernandes Santana, approved the Reference Form with a reservation, concerning the option of the Company not to disclose the information under item 13.11 of the Reference Form, even though acknowledging that the decision of the Company is supported by a judicial decision.

6.         APPROVAL AND EXECUTION OF THE MINUTES: With nothing further to discuss, the meeting was suspended for drafting of these minutes. When the meeting was reopened, theses minutes were read approved and executed by all those who attended the meeting. São Paulo, May 30th, 2016. Signatures: Chairman: Mr. Jean-Charles Henri Naouri; Secretary: Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Messrs. Jean-Charles Henri Naouri, Arnaud Daniel Charles Walter Joachim Strasser, Carlos Mario Diez Gómez, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Ronaldo Iabrudi dos Santos Pereira e Yves Desjacques.

I certify, for due purposes, that this is an extract of the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: June 3, 2016	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.